Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing 2022 Annual General Shareholders’ Meeting Agreements

SANTIAGO, Chile, March 24, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting today’s agreements at the annual general shareholders meeting. The Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1751 / ir@itau.cl / ir.itau.cl